División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión.
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376
2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao, Caracas
RIF: J- 00023590
NIT: 0007464878
Teléfonos: (0212) 901 2311
www.manpa.com.ve





PROCESSED
OCT 3 0 2008
THOMSON REUTERS

"SUPPL

BEST AVAILABLE COPY

Caracas, 31 de julio de 2008.

Señores:
COMISIÓN NACIONAL DE VALORES - CNV
Presente.-

Atn. Registro Nacional de Valores

Cumpliendo con la normativa vigente, anexo le estamos enviando tres (3) ejemplares de los siguientes documentos de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Balance General Consolidado Interino al 30 de junio de 2008 y 2007, con base a Normas Internacionales de Información Financiera (NIIF).

2. Estado Consolidado de Resultados por los períodos de seis meses terminados el 30 de junio de 2008 y 2007.

3. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino al 30 de junio de 2008, con base a Normas Internacionales de Información Financiera (NIIF).

4. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino al 30 de junio de 2007, con base a Normas Internacionales de Información Financiera (NIIF).

5. Estados Consolidados de Flujos de Efectivo Interinos para el período comprendido entre el 01 de Enero y el 30 de junio de 2008 y 2007, con base a Normas Internacionales de Información Financiera (NIIF).

6. Balance General Consolidado al 30 de junio de 2008 y 31 de diciembre de 2007 con base a Normas Internacionales de Información Financiera (NIIF).

7. Notas a los estados financieros consolidados por los períodos de seis meses terminados al 30 de junio de 2008 y 2007.

Sin más a que referirme, queda de usted,

Atentamente,

LETICIA LEVEL
GTE. PLANIFICACIÓN CORP.
llevel@manpa.com.ve
Teléfono: 0212 901 22 45, Fax: 0212 901 2317

08005621

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo Capital Suscrito: Bs. 22.940.094.240,oo Capital Pagado: Bs. 22.940.094.240,oo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS CONDENSADOS
AL 30 DE JUNIO DE 2008 Y 2007
INTERINO
(Expresados bolívares fuertes)

	2008	2007
ACTIVO		
ACTIVO NO CORRIENTE:		
Propiedades, planta y equipo - neto	388.912.027	404.443.494
Participaciones en asociadas y negocios conjuntos	2.173.202	4.199.430
Total activo no corriente	391.085.229	408.642.924
ACTIVO CORRIENTE:		
Gastos pagados por anticipado	1.881.618	638.255
Inventarios	60.582.523	53.286.555
Anticipos a proveedores	5.175.978	2.022.842
Efectos y cuentas por cobrar - neto	171.933.825	106.537.400
Inversiones disponibles para la venta	117.115	219.543
Efectivo y equivalentes de efectivo	33.701.823	29.862.020
Total activo corriente	273.392.882	192.566.615
TOTAL	664.478.111	601.209.539
PATRIMONIO Y PASIVO		
PATRIMONIO:		
Capital social	69.633.596	69.632.690
Prima en emisión de acciones	13.405	-
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308	206.308
Utilidades retenidas:		
Reserva legal	6.963.360	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551	119.593.551
No distribuidas	173.302.045	183.651.386
Resultado no realizado en inversiones	82.795	(1.163.966)
Total patrimonio	369.795.060	378.883.238
PASIVO NO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo	9.805.349	5.916.998
Bonos quirografarios	46.700.000	
Impuesto sobre la renta diferido	30.366.463	47.236.876
Total pasivo no corriente	86.871.812	53.153.874
PASIVO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo	10.622.461	6.410.082
Papeles comerciales	13.000.000	14.983.600
Préstamos a corto plazo	29.493.092	43.828.311
Dividendos por pagar	47.004.249	15.358.818
Impuesto sobre la renta por pagar	16.363.879	128.314
Cuentas por pagar	91.327.558	88.463.302
Total pasivo corriente	207.811.239	169.172.427
Total pasivo	294.683.051	222.326.301
TOTAL	664.478.111	601.209.539

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS CONDENSADOS
POR LOS PERIODOS DE SEIS MESES TERMINADOS EL 30 DE JUNIO DE 2008 Y 2007
INTERINO
(Expresados bolívares fuertes)

	2008	2007
Ingresos por ventas	385.401.507	246.761.005
Costo de ventas	256.017.446	190.070.408
Utilidad bruta	129.384.061	56.690.597
Costos y gastos:		
Gastos de ventas	19.806.014	18.127.056
Gastos generales y administrativos	15.693.690	10.263.838
Utilidad en venta de activos	-	(9.211)
	35.499.704	28.381.683
Utilidad en operaciones	93.884.357	28.308.914
Participación en resultados de negocios conjuntos	(2.596.156)	232.432
Costos financieros	(8.208.004)	(3.079.506)
Ingresos financieros	221.197	480.068
Diferencias en cambio - neto	(75.854)	(6.626)
Pérdida en operaciones de permuta con títulos valores	(12.488.970)	(703.841)
Otros ingresos (egresos):		
Provisión para cuentas por cobrar	(1.065.422)	-
Comisiones ADR	(297.689)	(257.782)
Impuesto a las transacciones financieras	(5.935.104)	-
Otros - neto	(84.116)	(26.487)
	(30.530.118)	(3.361.742)
Utilidad antes de impuestos	63.354.239	24.947.172
Impuesto sobre la renta	11.403.575	4.633.789
Utilidad neta	51.950.664	20.313.383
Utilidad neta por acción:		
Básica	22,65	8,85
Diluida	22,65	8,85

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO
POR EL PERIODO DE SEIS MESES TERMINADO EL 30 DE JUNIO DE 2008
INTERINO
(Expresados bolívares fuertes)

	Capital social	Prima en emisión de acciones	Resultado acumulado por traducción de filial y negocios conjuntos	Utilidades retenidas Reserva legal	Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	No distribuidas	Resultado no realizado en Inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2007	69.633.596	13.405	206.308	6.963.360	119.593.551	155.762.882	(672.675)	351.500.427
Utilidad neta del periodo	-	-	-	-	-	51.950.664	-	51.950.664
Total utilidades reconocidas en el periodo	-	-	-	-	-	51.950.664	-	51.950.664
Resultado realizado de inversiones disponibles para la venta	-	-	-	-	-	-	755.470	755.470
Dividendos decretados	-	-	-	-	-	(34.411.501)		(34.411.501)
SALDOS AL 30 DE JUNIO DE 2008	69.633.596	13.405	206.308	6.963.360	119.593.551	173.302.045	82.795	369.795.060

María Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO
POR EL PERIODO DE SEIS MESES TERMINADO EL 30 DE JUNIO DE 2007
INTERINO
(Expresados bolívares fuertes)

	Capital social	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal	Utilidades retenidas Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2006	69.632.690	206.308	6.963.269	119.593.551	190.866.116	(601.095)	386.660.839
Utilidad neta del período	-	-	-	-	20.313.383	-	20.313.383
Total utilidades reconocidas en el período	-	-	-	-	20.313.383	-	20.313.383
Resultado realizado de inversiones disponibles para la venta	-	-	-	-	-	(562.871)	(562.871)
Dividendos decretados	-	-	-	-	(27.528.113)	-	(27.528.113)
SALDOS AL 30 DE JUNIO DE 2007	69.632.690	206.308	6.963.269	119.593.551	183.651.386	(1.163.966)	378.883.238

María Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO CONDENSADOS
POR LOS PERIODOS DE SEIS MESES TERMINADOS EL 30 DE JUNIO DE 2008 Y 2007
INTERINO
(Expresados bolívares fuertes)


	2008	2007
ACTIVIDADES OPERACIONALES:		
Utilidad neta	51.950.664	20.313.383
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Diferencias en cambio - neto	75.854	6.626
Participación en resultados de negocios conjuntos	2.596.156	(232.432)
Impuesto sobre la renta diferido	(4.368.356)	966.731
Provisión para impuestos	15.771.931	2.860.000
Resultado realizado en inversiones	755.470	(562.871)
Resultado en venta de propiedades, planta y equipo	-	9.211
Costos financieros	8.208.004	3.079.506
Ingresos financieros	(221.197)	(489.279)
Depreciación	8.924.768	8.852.381
Flujos de efectivo operativos antes de los movimientos de capital de trabajo	83.693.294	34.803.256
Cambios en activos y pasivos operacionales:		
Disminución (aumento) en:		
Efectos y cuentas por cobrar	(51.742.938)	(2.128.104)
Anticipos a proveedores	(3.374.952)	(361.660)
Inventarios	20.394.771	13.178.184
Gastos pagados por anticipado	(1.065.202)	338.024
Aumento (disminución) en:		
Cuentas por pagar	(13.848.488)	(17.975.874)
Apartado para prestaciones por antigüedad, neto de pagos	5.296.716	2.264.492
Efectivo provisto por las actividades operacionales	39.353.201	30.118.318
Intereses pagados	(6.459.505)	(2.740.337)
Intereses cobrados	221.197	480.068
Impuestos pagados	(8.136.883)	(5.140.975)
Efectivo neto provisto por las actividades operacionales	24.978.010	22.717.074
ACTIVIDADES DE INVERSIÓN:		
Disminución en inversiones disponibles para la venta	10.929	-
Adquisición de propiedades, planta y equipo	120.210	218.821
Efectivo neto provisto por las actividades de inversión	131.139	218.821
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento en préstamos a corto plazo	12.489.075	5.319.260
Importe de la emisión de papeles comerciales	15.991.500	6.100.000
Amortización de papeles comerciales	(13.916.763)	(2.512.809)
Importe de la emisión de bonos quirografarios a largo plazo	12.500.000	-
Dividendos en efectivo	(29.633.041)	(25.870.269)
Efectivo neto usado por las actividades de financiamiento	(2.569.229)	(16.963.818)
AUMENTO (DISMINUCION) NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	22.539.920	5.972.077
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL PERIODO	11.161.903	23.889.943
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL PERIODO	33.701.823	29.862.020

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS CONDENSADOS
POR LOS PERIODOS DE TRES MESES TERMINADOS EL 30 DE JUNIO DE 2008 Y 2007
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
INTERINO
(Expresados en miles de bolívares)

	2008	2007
Ingresos por ventas	226.697.634	128.292.781
Costo de ventas	138.071.472	96.065.921
Utilidad bruta	88.626.162	32.226.860
Costos y gastos:		
Gastos de ventas	10.732.557	9.497.920
Gastos generales y administrativos	8.071.834	5.459.282
Utilidad en venta de activos	-	-
	18.804.391	14.957.202
Utilidad en operaciones	69.821.771	17.269.658
Participación en resultados de negocios conjuntos	(4.116.149)	(229.216)
Costos financieros	(4.601.148)	(1.850.218)
Ingresos financieros	111.745	282.276
Diferencias en cambio - neto	(50.137)	(1.956)
Pérdida en operaciones de permuta con títulos valores	(11.577.970)	(703.841)
Otros ingresos (egresos):		
Provisión para cuentas por cobrar	(1.065.422)	-
Comisiones ADR	(297.689)	(257.782)
Impuesto a las transacciones financieras	(2.685.970)	-
Otros - neto	(43.544)	23.169
	(24.326.284)	(2.737.568)
Utilidad antes de impuestos	45.495.487	14.532.090
Impuesto sobre la renta	9.401.821	4.975.907
Utilidad neta	36.093.666	9.556.183
Utilidad neta por acción:		
Básica	15,73	4,17
Diluida	15,73	4,17

Juan Antonio Lovera
Vp. Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

1. **ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS**

   Organización – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

   Adopción de las Normas Internacionales de Información Financiera (NIIF) – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

   Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

   Políticas contables significativas – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

   a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. Básicamente, estas estimaciones se refieren a:

      - Las pérdidas por deterioro de determinados activos,
      - La vida útil de las propiedades, planta y equipo,
      - La valoración del fondo de comercio,
      - Los valores razonables de los activos y pasivos financieros,
      - Acumulaciones estimadas por pagar,



- Probabilidad de las contingencias,
- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas,
- Control de precios sobre ciertos productos comercializados por la Compañía.

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 30 de Junio de 2008 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. *Consolidación* – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. *Efectos de la inflación* – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios, al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. *Traducción de los estados financieros de la filial y negocios conjuntos en el exterior* – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21"Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. *Participación en asociadas* – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa; sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa

asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Excepcionalmente, las siguientes entidades, de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

Entidad	% de derechos a voto	Razón por la que no se considera Asociada
Agroindustrial Mandioca, C.A.	20	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Corporación Forestal Orinoco, C.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Fibras Secundarias, S.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Central Cariaco	25,62	La Compañía no posee influencia significativa sobre las operaciones de la asociada.

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

Participación en negocios conjuntos – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. *Propiedades, planta y equipo* – Las propiedades, planta y equipo se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	10-30
Maquinarias y equipos	7-20
Vehículos	3-6
Muebles, enseres y otros	3-5

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

El resultado obtenido por la venta o retiro de propiedades, planta y equipo se determina por la diferencia entre el beneficio obtenido por la venta y el valor contable del activo, y el mismo es reconocido en los resultados del ejercicio.

g. *Activos a largo plazo* – La Compañía revisa los importes en libros de sus activos tangibles e intangibles para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). En caso de que el activo no genere flujos de efectivo por sí mismo que sean independientes de otros activos, la Compañía calcula el importe recuperable de la unidad generadora de efectivo a la que pertenece el activo.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. *Arrendamientos operativos* – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.



La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

i. *Inventarios* – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

j. *Activos financieros* – Los activos financieros se reconocen en el balance general consolidado de la Compañía cuando se lleva a cabo su adquisición, siguiendo lo establecido en la NIC 39 "Instrumentos financieros". Los activos financieros se registran inicialmente a su valor razonable, incluyendo en general, los costos de la operación.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros disponibles para la venta se valoran a su "valor razonable" en las fechas de valoración posterior. Los beneficios y las pérdidas procedentes de las variaciones en el valor razonable se reconocen directamente en el patrimonio hasta que el activo se enajene o se determine que ha sufrido un deterioro de valor, momento en el cual los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y

prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

k. *Efectivo y equivalentes de efectivo* – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

l. *Clasificación de activos financieros entre corriente y no corriente* – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

m. *Préstamos bancarios y obligaciones y papeles comerciales* – Los préstamos y obligaciones y papeles comerciales se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

n. *Clasificación de deudas entre corriente y no corriente* – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

o. *Apartado para prestaciones por antigüedad* – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos

según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

p. *Provisiones* – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía; concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37.

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir.

q. *Procedimientos judiciales y/ o reclamaciones en curso* – Al 30 de Junio de 2008 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos

procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

r. **Reconocimientos de ingresos** – Los ingresos provenientes de la venta de productos terminados y otros productos, se registran sobre una base acumulada al ser despachados y haberse traspasado el derecho de propiedad sobre tales activos. Las ventas están reportadas netas de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado. Los ingresos provenientes de los contratos de arrendamiento operativo se reconocen mensualmente con base en lo establecido en los contratos. Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable. Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

s. **Gastos de publicidad** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

t. **Reconocimientos de gastos** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

u. **Compensaciones de saldos** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto - los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

v. **Impuesto sobre la renta** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados.

w. *Utilidad neta por acción básica y diluida* – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del año entre el promedio ponderado de acciones emitidas y en circulación para cada año. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

x. *Pasivo financiero y patrimonio* – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos. Los principales pasivos financieros mantenidos por la Compañía se clasifican como:

- Pasivos financieros a vencimiento, se valoran de acuerdo con su costo amortizado, empleando para ello el tipo de interés efectivo.

- Pasivos financieros a valor razonable con cambios en el patrimonio neto, fundamentalmente pasivos negociables asociados con activos financieros disponibles para la venta.

y. *Transacciones en moneda extranjera* – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha y las diferencias en cambio resultantes se llevan a resultados.

2   PATRIMONIO

Dividendos en efectivo.
Con fecha 18 de abril del presente, la Asamblea de Accionistas acordó decretar dividendos en efectivo de BsF. 0,15 por acción.

3 INFORMACIÓN POR SEGMENTOS DE NEGOCIO

Criterios de segmentación

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

Segmentos principales de negocio

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2006; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

En los ejercicios 2008 y 2007, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

Papel impresión, escritura y embalaje – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel tissue – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

Servicios y alquileres – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

Corporativos – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

Segmento geográfico

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

Bases y metodología de la información por segmentos de negocio

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

2007

Estado de Resultados	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Ventas locales	120.230.146	122.591.367	2.341.784	-	245.163.297
Ventas de exportación	1.597.708			-	1.597.708
Ventas entre segmentos - local	-	-	6.109.259	(6.109.259)	-
Ventas entre segmentos - exportación	119.877	450.017		(569.894)	-
Total ingresos	121.947.731	123.041.384	8.451.043	(6.679.153)	246.761.005
Costos y gastos	110.639.816	106.631.896	7.773.655	(6.593.276)	218.452.091
Resultado de operación	11.307.915	16.409.488	677.388	(85.877)	28.308.914
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	232.432
Ingresos financieros	-	-	-	-	480.068
Gastos financieros y otros	-	-	-	-	(4.074.242)
Resultados antes de impuestos	-	-	-	-	24.947.172
Resultado después de impuestos					20.313.383
Depreciación	4.142.507	4.016.097	693.777	-	8.852.381
Inversiones de capital	997.220	196.650	-	-	1.193.870
Balance general					
Activo					
Activos por segmentos	253.394.039	250.260.029	59.653.778	(50.175.546)	513.132.300
Activos por segmentos corporativos	-	-	-	-	52.824.960
Participaciones en empresas asociadas	4.199.513	-	-	-	4.199.513
Activos corporativos no distribuidos	-	-	-	-	31.052.766
Activo total consolidado					601.209.539
Pasivo					
Pasivos por segmentos	51.234.471	37.507.949	29.846.956	(51.004.472)	67.584.904
Pasivos por segmentos corporativos	-	-	-	-	95.929.486
Pasivos corporativos no distribuidos	-	-	-	-	58.811.911
Pasivo total consolidado					222.326.301

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para los períodos de seis meses terminados el 30 de junio 2008 y 2007 (en bolívares fuertes):

2008

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	167.438.694	205.940.157	4.192.128	-	377.570.979
Ventas de exportación	999.500	6.831.028		-	7.830.528
Ventas entre segmentos - local			6.977.973	(6.977.973)	-
Ventas entre segmentos - exportación	38.547	547.351		(585.898)	-
Total ingresos	168.476.741	213.318.536	11.170.101	(7.563.871)	385.401.507
Costos y gastos	139.246.268	150.158.817	9.525.577	(7.413.512)	291.517.150
Resultado de operación	29.230.473	63.159.719	1.644.524	(150.359)	93.884.357
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(2.596.156)
Ingresos financieros	-	-	-	-	221.197
Gastos financieros y otros	-	-	-	-	(28.155.159)
Resultados antes de impuestos	-	-	-	-	63.354.239
Resultado después de impuestos	-	-	-	-	51.950.664
Depreciación	4.179.514	4.011.566	733.688		8.924.768
Inversiones de Capital	602.650	115.296	106.239		824.185
Balance general					
Activo					
Activos por segmentos	300.360.110	261.089.088	45.357.862	(19.218.037)	587.589.023
Activos por segmentos corporativos	-	-	-	-	45.312.927
Participaciones en empresas asociadas	2.173.202	-	-	-	2.173.202
Activos corporativos no distribuidos	-	-	-	-	29.402.959
Activo total consolidado	302.533.312	261.089.088	45.357.862	(19.218.037)	664.478.111
Pasivo					
Pasivos por segmentos	35.682.688	40.750.412	6.605.764	(18.248.037)	64.790.827
Pasivos por segmentos corporativos	-	-	-	-	129.961.284
Pasivos corporativos no distribuidos	-	-	-	-	99.930.940
Pasivo total consolidado	35.682.688	40.750.412	6.605.764	(18.248.037)	294.683.051



The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:————————————————

[Letterhead of MANPA]

Caracas, July 31, 2008.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION - CNV

Present.-

Attn. National Securities Registry

In compliance with the regulations in effect, attached hereto we are sending three (3) counterparts of the following documents of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1.   Interim Consolidated Financial Statements at June 30, 2008 and 2007 based on the International Financial Reporting Standards (IFRS).

2.   Consolidated Income Statement for the six-month period ended at June 30, 2008 and 2007.

3.   Interim Consolidated Statements of Equity Accounts Movements at June 30, 2008 based on the International Financial Reporting Standards (IFRS).

4.   Interim Consolidated Statements of Equity Accounts Movements at June 30, 2007 based on the International Financial Reporting Standards (IFRS).




5.   Interim Consolidated Cash Flow Statements for the term comprised from January the 1st to June the 30th, 2008 and 2007 based on the International Financial Reporting Standards (IFRS).

6.   Consolidated Balance Sheet at June 30, 2008 and December 31, 2007 based on the International Financial Reporting Standards (IFRS).

7.   Notes to the consolidated financial statements for the six-month period ended at June 30, 2008 and 2007.

Having no further matter to discuss,

Sincerely,

LETICIA LEVEL (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 0212 901 22 45 Fax 0212 901 23 17--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONDENSED CONSOLIDATED BALANCE SHEETS

AT JUNE 31, 2008 AND 2007

INTERIM

(Stated in Strong bolivars))

	2008	2007
ASSETS		
NON CURRENT ASSETS:		
Property, plant and equipment – Net	388,912,027	404,443,494
Stockholdings in associations and joint business	2,173,202	4,199,430
Total non-current assets	391,085,229	408,624,924
CURRENT ASSETS:		
Expenses paid in advance	1,881,618	638,255
Inventories	60,582,523	53,286,555
Advances to suppliers	5,175,978	2,022,842
Bills and accounts receivable - net	171,933,825	106,537,400
Investments available for sale	117,115	219,543



Cash and cash equivalent	33,701,823	29,862,020
Total current assets	273,392,882	192,566,615
TOTAL	<u>664,478,111</u>	<u>601,209,539</u>

SHAREHOLDER'S EQUITY AND LIABILITIES

SHAREHOLDER'S EQUITY:

Capital stock	69,633,596	69,632,690
Premium on share issue	13,405	-
Accumulated result from translation of affiliate and joint business abroad	206,308	206,308
Retained earnings:		
Legal reserve	6,963,360	6,963,269
Updated net balance of retained earnings for the sole use of payment of dividends of Company shares or of its subsidiaries	119,593,551	119,593,551
Undistributed	173,302,045	183,651,386
Non realization of results in investments	82,795	(1,163,966)
Total shareholders' equity	369,795,060	378,883,238

NON CURRENT LIABILITIES:

Provision for severance benefits, net of long-term advances	9,805,349	5,916,998
Unsecured bonds	46,700,000	-
Deferred tax income	30,366,463	47,263,876
Total non current liabilities	86,871,812	53,153,874

CURRENT LIABILITIES:

Provision for severance benefits, net of short-term advances	10,622,461	6,410,082
Commercial papers	13,000,000	14,983,600
Short-term loans	29,493,092	43,828,311
Dividends payable	47,004,249	15,358,818
Income tax payable	16,363,879	128,314





4

	2008	2007
Accounts payable	91,327,558	88,463,302
Total current liabilities	207,811,239	169,172,427
Total liabilities	294,683,051	222,326,301
TOTAL	664,478,111	601,209,539

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller ─────────────────────────────────

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT

FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2008 AND 2007

INTERIM

(Stated in Strong bolivars))

	2008	2007
Income from sales	385,401,507	246,761,005
Sale costs	256,017,446	190,070,408
Gross income	129,384,061	56,690,597
Cost and expenses:		
Sales expenses	19,806,014	18,127,056
Overheads and administrative expenses	15,693,690	10,263,838
Income from selling assets	-	(9,211)
	35,499,704	28,381,683
Operating income	93,884,357	28,308,914
Participation in results from joint business	(2,596,156)	232,432
Financial costs	(8,208,004)	(3,079,506)
Financial income	221,197	480,068
Exchange differences – net	(75,854)	(6,626)
Loss in swap operations with securities	(12,488,970)	(703,841)
Other income (expenditure):		





	2008	2007
Provision for accounts receivable	(1,065,422)	-
ADR commissions	(297,689)	(257,782)
Tax to financial transactions	(5,935,104)	-
Others – net	(84,116)	(26,487)
	(30,530,118)	(3,361,742)
Income before taxes	63,354,239	24,947,172
Income tax	11,403,575	4,633,789
Net income	51,950,664	20,313,383
Net income per share:		
Basic	22.65	8.85
Diluted	22.65	8.85

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller------------------- ----- --

(Next, there is the Condensed Consolidated Statements of Movements in Equity Accounts for the six-month period ended at June 30, 2008 (Interim) (stated in strong bolivars) and the Condensed Consolidated Statements of Movements in Equity Accounts for the six-month term ended at June, 30, 2008 (Interim) (stated in strong bolivars)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED CASH FLOWS STATEMENT FOR THE SIX- MONTH TERM ENDED AT JUNE 30, 2008 AND 2007

INTERIM

(Stated in Strong bolivars))

	2008	2007
OPERATING ACTIVITIES:		
Net earnings	51,950,664	20,313,383

Adjustments to reconcile net income with the cash





provided for the operating activities:		
Exchange differences – net	75,854	6,626
Participation in results from joint business	2,596,156	(232,432)
Deferred income tax	(4,368,356)	966,731
Tax provision	15,771,931	2,860,000
Realization of results in investments	755,470	(562,871)
Result from selling property, plant and equipment	-	9,211
Financial costs	8,208,004	3,079,506
Financial income	(221,197)	(489,279)
Depreciation	8,924,768	8,852,381
Operating cash flows before movements of working capital	83,693,294	34,803,256
Changes in operating assets and liabilities:		
Reduction (increase) in:		
Bills and accounts receivable	(51,742,938)	(2,128,104)
Advances to suppliers	(3,374,952)	(361,660)
Inventories	20,394,771	13,178,184
Expenses paid in advance	(1,065,202)	338,024
Increase (reduction)in:		
Accounts payable	(13,848,488)	(17,975,874)
Provision for severance benefits, net of payments	5,296,716	2,264,492
Cash provided for operating activities	39,353,201	30,118,318
Paid interests	(6,459,505)	(2,740,337)
Collected interests	221,197	480,068
Paid taxes	(8,136,883)	(5,140,975)
Net cash provided for operating activities	24,978,010	22,717,074
INVESTMENT ACTIVITIES:		
Increase in investments available for sale	10,929	-
Acquisition of property, plant and equipment	120,210	218,821
Net cash provided for investment activities	131,139	218,821




FINANCING ACTIVITIES

Increase in short-term loans, net	12,489,075	5,319,260
Cost of issuing commercial papers	15,991,500	6,100,000
Amortization of commercial papers	(13,916,763)	(2,512,809)
Amount of issuing long-term unsecured bonds	12,500,000	-
Cash dividends	(29,633,041)	(25,870,269)
Net cash used in financing activities	(2,569,2299	(16,963,818)

NET INCREASE (REDUCTION) IN CASH AND CASH		
EQUIVALENTS	22,539,920	5,972,077
CASH AND CASH EQUIVALENT AT THE BEGINNING		
OF TERM	11,161,903	23,889,943
CASH AND CASH EQUIVALENTS AT THE END OF		
TERM	<u>33,701,823</u>	<u>29,862,020</u>

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller————————————————————————————

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT CONDENSED

FOR THE THREE-MONTH TERM ENDED AT JUNE 30, 2008 AND 2007

BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

INTERIM

(Stated in Strong bolivars))

	2008	2007
Income from sales	226,697,634	128,292,781
Sale costs	138,071,472	96,065,921
Gross income	88,626,162	32,226,860
Cost and expenses:		
Sales expenses	10,732,557	9,497,920



Overheads and administrative expenses	8,071,834	5,459,282
Income from selling assets	-	-
	18,804,391	14,957,202
Operating income	69,821,771	17,269,658
Participation in results from joint business	(4,116,149)	(229,216)
Financial costs	(4,601,148)	(1,850,218)
Financial income	111,745	282,276
Exchange differences – net	(50,317)	(1,956)
Loss in swap operations with securities	(11,577,970)	(703,841)
Other income (expenditure):		
Provision for accounts receivable	(1,065,422)	-
ADR commissions	(297,689)	(257,782)
Tax on financial transactions	(2,685,970)	-
Others – net	(43,544)	23,169
	(24,326,284)	(2,737,568)
Income before taxes	45,495,487	14,532,090
Income tax	9,401,821	4,975,907
Net income	36,093,666	9,556,183
Net income per share:		
Basic	15.73	4.17
Diluted	15.73	4.17

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller————————————————————————————————

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH

PERIOD ENDED AT JUNE 30, 2008 AND 2007

(Stated in thousand bolivars)



1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

Adoption of the International Financial Reporting Standards (IFRS) – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Financial Reporting Standards (IFRS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Financial Reporting Standards (IFRS) that include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

    a. *Responsibility of the information and estimations made* – Information included in these consolidated financial statements is the responsibility of the Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses from deterioration of certain assets,
- Useful life of property, plant and equipment,
- Valuation of goodwill,
- Reasonable values of financial assets and liabilities,





10

- Estimated accruals payable,

- Probability of contingencies,

- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders,

- Price control on certain products commercialized by the Company.

Although these estimates are made based on the best information available at June 30, 2008 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IAS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. *Consolidation* - The consolidated financial statements attached hereto include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recycling, Inc. (domiciled in the United States), both 50% owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. *Effects of inflation* – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.





d. *Translation of the financial statements of affiliates and joint businesses abroad* – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders' equity as Accumulated result from translation of affiliates and joint businesses.

e. *Participation in associates* – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

Exceptionally, the following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

Entity	% of Voting Rights	Reason why it is considered Associated
Agroindustrial Mandioca, C.A.	20	The Company does not have a significant influence on operations of the associated company.
Corporación Forestal Orinoco, C.A.	33	The Company does not have a significant influence on operations of the associated company.
Fibras Secundarias, S.A.	33	The Company does not have a significant influence on operations of the associated company.
Central Cariaco	25.62	The Company does not have a





significant influence on operations
of the associated company.

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

   f. *Property, plant and equipment* – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:



13

	Years
Buildings	10-30
Machinery and equipment	7-20
Automotive vehicles	3-6
Furniture, fittings and others	3-5

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

The result from selling or withdrawing property, plant and equipment is determined by the difference between the benefit from selling and the accounting value of the asset, and the same is recognized in the results from the fiscal year.

    g. **Long-term assets** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication thereon, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is





reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

> h. **Operating leasing** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

> i. **Inventories** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.



The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

> *j.* **Financial assets** -- Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.

- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are directly acknowledged on shareholders' equity until the asset is encumbered or until determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of



market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

k. **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

l. *Classification of financial assets as current and non-current* – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current those with maturity equal or inferior to twelve months, and as non-current those with maturity higher than such period.

m. *Bank loans and obligations, commercial papers and unsecured bonds*– Loans and obligations, commercial papers and unsecured bonds are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.



n. **Debt classification as current and non-current** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

o. **Provision for seniority payment** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank.

In case of unjustified dismissal or involuntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of current salary. In case of involuntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

p. **Provisions** – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders' equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,





- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements.

Provisions are quantified considering the best information available about the consequences of the event that brings them about and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so.

q. *Ongoing Judicial and/or Extrajudicial Procedures* – At June 30, 2008, there were different ongoing judicial procedures and claims against the Company originated from the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

r. *Income acknowledgements* – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any other discount granted. Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable. Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

s. *Advertisement expenses* – Advertisement expenses are registered in results, at the date they are incurred in.





t. Acknowledging expenses – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

u. Balance compensation – Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount or to realize asset and simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.

v. Income tax – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Deferred taxes, assets and liabilities are determined based on the general balance method using the tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from deferred taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.





20

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made.

    w. Net income per basic and diluted share – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

    x. Financial liability and shareholders' equity – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.

- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

    y. Transactions in foreign currency – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different from the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.

2. SHAREHOLDERS' EQUITY

Cash dividends

As of April 18 of this year, the Shareholders' Meeting agreed to decree cash dividends amounting to Bs.0.15 per share.





21

3. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2006 taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

During the fiscal years 2008 and 2007, the Company centered its activity in the following big business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment





Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

Bases and methodology of information by business segment

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

2007

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income Statement					
Local sales	120,230,146	122,591,367	2,341,784	-	245,163,297
Export sales	1,597,708	-	-	-	1,597,708
Sales among segments – local	-	-	6,109,259	(6,109,259)	-
Sales among segments – export	119,877	450,017	-	(569,894)	-
Total income	121,947,731	123,041,384	8,451,043	(6,679,153)	246,761,005
Costs and expenses	110,639,816	106,631,896	7,773,655	(6,593,276)	218,452,091
Operating results	11,307,915	16,409,488	677,388	(85,877)	28,308,914
Participation in results from joint-business companies	-	-	-	-	232,432
Financial income	-	-	-	-	480,068
Financial expenses and others	-	-	-	-	(4,074,242)
Results before taxes	-	-	-	-	24,947,172
Results after taxes	-	-	-	-	20,313,383
Depreciation	4,142,507	4,016,097	693,777	-	8,852,831
Capital investments	997,220	196,650	-	-	1,193,870
Balance sheet					
Assets					
Assets per segment	253,394,039	250,260,029	59,653,778	(50,175,546)	513,132,300
Assets per corporate					





					23
segments	-	-	-		52,824,960
Participation in associated companies	4,199,513	-	-	-	4,199,513
Undistributed corporate assets	-	-	-	-	31,052,766
Total consolidated assets					601,209,539
Liabilities					
Liabilities by segments	51,234,471	37,507,949	29,846,956	(51,004,472)	67,584,904
Liabilities by corporate segments	-	-	-	-	95,929,486
Undistributed corporate liabilities	-	-	-	-	58,811,911
Total consolidated liabilities					222,326,301

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the six-month period ended at June 30, 2008 and 2007 (in strong bolivars):

2008

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income Statement					
Local sales	167,438,694	205,940,157	4,192,128	-	377,570,979
Export sales	999,500	6,831,028	-	-	7,830,528
Sales among segments – local	-	-	6,977,973	(6,977,973)	-
Sales among segments – export	38,547	547,351	-	(585,898)	-
Total income	168,476,741	213,318,536	11,170,101	(7,563,871)	385,401,507
Costs and expenses	139,246,268	150,158,817	9,525,577	(7,413,512)	291,517,150
Operating results	29,230,473	63,159,719	1,644,524	(150,359)	93,844,357

Participation in results from joint-business companies	-	-	-	-	(2,596,156)
Financial income	-	-	-	-	221,197
Financial expenses and others	-	-	-	-	(28,155,159)
Results before taxes	-	-	-	-	63,354,239
Results after taxes	-	-	-	-	51,950,664
Depreciation	4,179,514	4,011,566	733,688	-	8,924,768
Capital investments	602,650	115,296	106,239	-	824,185
Balance sheet					
Assets					
Assets per segment	300,360,110	261,089,088	45,357,862	(19,218,037)	587,589,023
Assets per corporate segments	-	-	-	-	45,312,927
Participation in associated companies	2,173,202	-	-	-	2,173,202
Undistributed corporate assets	-	-	-	-	29,402,959
Total consolidated assets	302,533,312	261,089,088	45,357,862	(19,218,037)	664.478.111
Liabilities					
Liabilities by segments	35,682,688	40,750,412	6,605,764	(18,248,037)	64,790,827
Liabilities by corporate segments	-	-	-	-	129,961,284
Undistributed corporate liabilities	-	-	-	-	99,930,940
Total consolidated liabilities	35,682,688	40,752,412	6,605,764	(18,248,037)	294.683.051

Translator's Note:

At the upper right margin of he first and second pages of the document originally written

in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND



EXCHANGE COMMISSION. 2008 July 31 1:50. FILE RECEIVED.*————————

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, September the 3rd, 2008.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS (CONDENSED) FOR THE SIX-MONTH TERM ENDED AT JUNE 30, 2008
INTERIM

(Stated in strong bolivars)

	Capital Stock	Premium on share issue	Accrued results from translation of subsidiary and joint business	Legal Reserve	Updated Net Balance of Retained Earnings for the sole use of payment of share dividends of the Company and subsidiaries	Undistributed	Non-realization of results from investments	Total Equity
					Retained Earnings			
BALANCES AT DECEMBER 31, 2007	69,833,596	13,405	206,308	6,963,360	119,593,551	155,762,882	(872,675)	351,500,427
Net income for the term	-	-	-	-	-	51,950,684	-	51,950,684
Total earnings recognized for the term	-	-	-	-	-	51,950,684	-	51,950,684
Realization of result from investments available for sale	-	-	-	-	-	-	755,470	755,470
Dividends decreed	-	-	-	-	-	(34,411,501)	-	(34,411,501)
BALANCES AT JUNE 30, 2008	69,833,596	13,405	206,308	6,963,360	119,593,551	173,302,045	82,795	369,795,060

Maria Alejandra Maguhn (signed) illegible
Corporate Comptroller

Juan Antonio Lovera (signed) illegible
Corporate V.P. Finances



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS (CONDENSED) FOR THE SIX-MONTH TERM ENDED AT JUNE,30 2007
INTERIM

(Stated in strong bolivars)

	Capital Stock	Accrued results from translation of subsidiary and joint business	Legal Reserve	Updated Net Balance of Retained Earnings for the sole use of payment of share dividends of the Company and subsidiaries	Undistributed	Non-realization of results from investments	Total Equity
				Retained Earnings			
BALANCES AT DECEMBER 31, 2006	69,632,690	206,308	6,963,269	119,593,551	190,868,116	(601,095)	386,660,839
Net income for the term	-	-	-	-	20,313,383	-	20,313,383
Total earnings recognized for the term	-	-	-	-	20,313,383	-	20,313,383
Realization of result for investments available for sale	-	-	-	-	-	(562,871)	(562,871)
Dividens decreed	-	-	-	-	(27,528,113)	-	(27,528,113)
BALANCES AT JUNE 30, 2007	69,632,690	206,308	6,963,269	119,593,551	183,651,386	(1,163,966)	378,883,238

María Alejandra Maguhn (signed) Illegible
Corporate Comptroller

Juan Antonio Lovera   (signed) Illegible
Corporate V.P. Finances

END

